UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-12724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Belmont National Bank 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Belmont Bancorp.

REQUIRED INFORMATION

Description	Page Number
Report of Independent Registered Public Accounting Firm	1.

Financial Statements:

Statements of Net Assets Available for Benefits	2.

Statements of Changes in Net Assets Available for Benefits	3.

Notes to Financial Statements	4.

Supplemental Schedule:

Schedule H, Line 4i Schedule of Assets (Held at End of Year) December 31, 2003	7.

Signatures	8.

Index to Exhibits	9.

(ii)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees

Belmont National Bank 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Belmont National Bank 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Belmont National Bank 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employees Retirement Security Income Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ SEBER TANS DILLENBECK HOWARD & CRAFT, PLC

Seber Tans Dillenbeck Howard & Craft, PLC

Kalamazoo, Michigan

June 10, 2004

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003	2002
INVESTMENTS AT FAIR VALUE, Notes B and D
Common stock	$642,421	$549,576
Mutual funds	1,914,854	1,333,979
Participant notes receivable	15,718	26,494

	2,572,993	1,910,049
RECEIVABLES
Employer’s contributions	176,845	143,906

CASH EQUIVALENTS	253,304	243,746

NET ASSETS AVAILABLE FOR BENEFITS	$3,003,142	$2,297,701

See Accompanying Notes to the Financial Statements

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2003 and 2002

	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Interest and dividends	$11,115	$17,543

Contributions:
Employer	176,845	143,906
Participants	170,244	175,441

	347,089	319,347
Net appreciation in fair value of investments	571,600	—

TOTAL ADDITIONS	929,804	336,890

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	—	207,044
Benefits paid to participants	227,880	103,690

TOTAL DEDUCTIONS	227,880	310,734

NET INCREASE PRIOR TO TRANSFERS	701,924	26,156

Transfers into the plan	3,517	13,197

NET INCREASE	705,441	39,353

Net assets available for benefits at beginning of year	2,297,701	2,258,348

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$3,003,142	$2,297,701

See Accompanying Notes to the Financial Statements

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2003 and 2002

NOTE A - Description of the Plan

The following description of the Belmont National Bank 401(k) Profit Sharing Plan (the plan) provides only general information. Belmont National Bank is a wholly-owned subsidiary of Belmont Bancorp. Participants should refer to the plan agreement for a more complete description of the plan’s provisions.

General

The plan is a defined contribution plan covering all employees of Belmont National Bank (the Company) who are age 18 or older. It is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of pretax annual compensation, as defined in the plan agreement. The plan also permits voluntary after-tax contributions by employees of up to 6% of compensation, as defined by the plan. The Company contributes a matching contribution equal to 50% of each participant’s salary reduction up to 4% of compensation. Additional discretionary employer amounts may be contributed as described by the plan document. Contributions are invested in common stocks, mutual funds, and money market accounts. Contributions are subject to certain limitations. Certain administrative expenses of the plan were paid by the plan sponsor.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution (b) plan earnings and (c) the reallocation of forfeited non-vested accounts. Allocations are made as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Investment Options

Upon enrollment in the plan, each participant may direct contributions into any of the investment options available under the plan.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the Years Ended December 31, 2003 and 2002

NOTE A - Description of the Plan (Continued)

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate. Principal and interest are required to be paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or periodic installments over a period not exceeding the life expectancy of the participant or the joint lives of the participant and spouse.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the plan are prepared under the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Investment Valuation

Investment securities are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the plan at year-end. Belmont Bancorp stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value. The realized gain or loss on securities is the difference between the proceeds received and the average cost of the investments sold.

Payment of Benefits

Benefits are recorded when paid.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the Years Ended December 31, 2003 and 2002

NOTE C - Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 4, 2003, that the plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in these financial statements.

NOTE D - Investments

The following table presents investments that represent 5 percent or more of the plan’s net assets as of December 31 (at fair value determined by quoted market prices):

	2003	2002
Belmont Bancorp Stock	$642,421	$549,576
Oppenheimer Main Street Fund N	579,251	421,989
Oppenheimer Quest Balanced Value Fund N	579,140	401,647
Oppenheimer Main Street Small Cap Fund N	198,253	124,695
Oppenheimer Global Fund N	185,121	121,493
Oppenheimer Capital Appreciation Fund N	171,598	114,552

NOTE E - Party-In-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others.

The plan held the following party-in-interest investments (at market value) at December 31:

	2003	2002
Belmont Bancorp Stock	$642,421	$549,576

Plan administration is provided by a company that is wholly-owned by the majority stockholder of Belmont National Bank.

NOTE F - Administration of the Plan

Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the plan for these services. Administrative expenses for the plan’s fees are paid by the Company.

NOTE G - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR

December 31, 2003

Plan Sponsor:    Belmont National Bank

Plan EIN:            34-0840293

Plan Number:     002

(a)	(b) Identity of issue or borrower	(c) Description of investment	(d) Cost #	(e) Current value
*	Belmont Bancorp Stock	Common Stock, 114,718 shares	$—	$642,421
	Oppenheimer Main Street Fund N	Mutual Fund	—	579,251
	Oppenheimer Quest Balanced Value Fund N	Mutual Fund	—	579,140
	Oppenheimer Cash Reserve Fund N	Money Market	—	253,304
	Oppenheimer Main Street Small Cap Fund N	Mutual Fund	—	198,253
	Oppenheimer Global Fund N	Mutual Fund	—	185,121
	Oppenheimer Capital Appreciation Fund N	Mutual Fund	—	171,598
	Oppenheimer Limited Term Government Fund N	Mutual Fund	—	122,003
	Oppenheimer Strategic Income Fund N	Mutual Fund	—	21,149
	Participant Loans	Interest ranging from 4.75% to 5.75%	—	15,718
	Oppenheimer Growth Fund N	Mutual Fund	—	10,386
	Oppenheimer High Yield Fund N	Mutual Fund	—	7,802
	Oppenheimer Bond Fund N	Mutual Fund	—	7,132
	Oppenheimer US Government Trust N	Mutual Fund	—	5,513
	Oppenheimer Main Street Opportunity Fund N	Mutual Fund	—	5,480
	Oppenheimer Champion Income Fund N	Mutual Fund	—	4,972
	Oppenheimer Enterprise Fund N	Mutual Fund	—	3,665
	Oppenheimer Quest International Value Fund, Inc. N	Mutual Fund	—	3,062
	Oppenheimer Global Opportunities Fund N	Mutual Fund	—	2,744
	Oppenheimer MidCap Fund N	Mutual Fund	—	1,582
	Oppenheimer Capital Income Fund N	Mutual Fund	—	1,434
	Oppenheimer Small Cap Value Fund N	Mutual Fund	—	1,125
	Oppenheimer Quest Capital Value Fund, Inc. N	Mutual Fund	—	951
	Oppenheimer Convertible Securities Fund N	Mutual Fund	—	950
	Oppenheimer Quest Value Fund, Inc. N	Mutual Fund	—	785
	Oppenheimer Developing Markets Fund N	Mutual Fund	—	523
	Oppenheimer Total Return Bond Fund N	Mutual Fund	—	233

			$—	$2,826,297

*	Indicates party-in-interest.
#	Investments are participant directed; therefore, historical cost is not required.

See Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Belmont National Bank 401(k) Profit Sharing Plan

Date: June 24, 2004	By:	/s/ Nell L. Murrell
Nell L. Murrell
Assistant Vice President,
Human Resources Officer

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm